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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2002
WASH, D.C.
354

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Securities Inc.
dba Apex Pryor Securities, a Division of Rice Financial Products

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Clay Street, Suite 1310
(No. and Street)

Houston Texas 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Murray 713-650-1122
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

700 Louisiana Houston Texas 77002
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ky
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SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Pryor Securities, a Division of Rice Financial Products, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael C. Murray
Signature

President
Title

Linda Loving
Notary Public

LINDA LOVING
Notary Public, State of Texas
My Commission Expires
May 13, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Accountant's Supplementary Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

APEX SECURITIES, INC.

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of
the Securities and Exchange Commission

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
Apex Securities, Inc.:

We have audited the accompanying statements of financial condition of Apex Securities, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's deficit, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apex Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 30, 2002

APEX SECURITIES, INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	512,764	156,187
Investment securities, at fair value (note 2)		846,359	745,950
Fees and other receivables (note 8)		980,057	320,641
Deposit with clearing organization (note 3)		151,899	149,989
Other assets, net		1,083	1,067
Office equipment, at cost, less accumulated depreciation of $46,942 and $46,626 for 2001 and 2000, respectively		—	316
	$	2,492,162	1,374,150
Liabilities, Subordinated Borrowings and Stockholder's Deficit			
Liabilities:			
Accounts payable and accrued liabilities	$	370,967	47,244
Payable to clearing organization (note 3)		865,871	745,950
Income tax payable (note 4)		7,208	—
Total liabilities		1,244,046	793,194
Subordinated borrowings (note 6)		1,610,257	1,444,007
Stockholder's deficit (note 7):			
Common stock, $.20 par value. Authorized 10,000,000 shares; 101,719 shares issued and outstanding		20,344	20,344
Accumulated deficit		(382,485)	(883,395)
Total stockholder's deficit		(362,141)	(863,051)
Commitments (note 5)			
	$	2,492,162	1,374,150

See accompanying notes to financial statements.

APEX SECURITIES, INC.

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Municipal underwriting revenues and commissions	$	453,588	607,044
Nonmunicipal commissions		19,987	47,040
Interest		9,753	9,493
Unrealized loss on principal transaction, net		(19,512)	—
Other, net (note 8)		1,000,200	153,900
		1,464,016	817,477
Expenses:			
Salaries and related costs		499,433	548,347
Interest		177,917	166,250
Occupancy and equipment costs (note 5)		100,381	99,979
Travel and entertainment		79,630	57,882
Professional fees		26,300	50,286
Subscriptions and dues		23,691	29,137
Management fee (note 8)		—	80,000
Other		48,546	44,392
		955,898	1,076,273
Income (loss) before income tax expense		508,118	(258,796)
Income tax expense (note 4)		7,208	1,948
Net income (loss)	$	500,910	(260,744)

See accompanying notes to financial statements.

APEX SECURITIES, INC.

Statements of Changes in Stockholder's Deficit

Years ended December 31, 2001 and 2000

	Common stock shares outstanding		Common stock	Accumulated deficit	Total stockholder's deficit
Balance at December 31, 1999	101,719	$	20,344	(622,651)	(602,307)
Net loss	—		—	(260,744)	(260,744)
Balance at December 31, 2000	101,719		20,344	(883,395)	(863,051)
Net income	—		—	500,910	500,910
Balance at December 31, 2001	101,719	$	20,344	(382,485)	(362,141)

See accompanying notes to financial statements.

APEX SECURITIES, INC.

Statements of Changes in Subordinated Borrowings

Years ended December 31, 2001 and 2000

		2001	2000
Subordinated borrowings at beginning of year (note 6)	$	1,444,007	1,277,757
Increases:			
Accrued interest		177,917	166,250
Issuance of subordinated note		2,000,000	—
Decrease:			
Repayment of subordinated notes and interest		(2,011,667)	—
Subordinated borrowings at end of year (note 6)	$	1,610,257	1,444,007

See accompanying notes to financial statements.

APEX SECURITIES, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income (loss)	$	500,910	(260,744)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Unrealized loss on investment securities		19,512	—
Depreciation and amortization		316	1,264
Deferred income taxes		—	1,948
Changes in assets and liabilities:			
Net increase in investment securities		(119,921)	(745,950)
(Increase) decrease in fees and other receivables		(659,416)	102,154
Decrease in income tax receivable		—	107,571
Increase in deposit with clearing organization		(1,910)	(49,928)
(Increase) decrease in other assets		(16)	601
Increase (decrease) in accounts payable and accrued liabilities		323,723	(262,804)
Increase in income tax payable		7,208	—
Net increase in accrued interest on subordinated borrowings		166,250	166,250
Net cash provided by (used in) operating activities		236,656	(939,638)
Cash flows from financing activities:			
Proceeds from subordinated borrowings		2,000,000	—
Repayment of subordinated borrowings		(2,000,000)	—
Increase in payable to clearing organization		119,921	745,950
Net cash provided by financing activities		119,921	745,950
Net increase (decrease) in cash and cash equivalents		356,577	(193,688)
Cash and cash equivalents at beginning of year		156,187	349,875
Cash and cash equivalents at end of year	$	512,764	156,187
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest on subordinated borrowings	$	11,667	—
Cash paid during the year for taxes		—	—

See accompanying notes to financial statements.

(1) Nature of Organization and Summary of Significant Accounting Policies

(a) Nature of Organization

Apex Securities, Inc. (the Company) was incorporated on November 5, 1987 under the laws of the State of Texas and is a wholly owned subsidiary of Rice Derivative Holdings, LP. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company participates in municipal bond underwritings, provides financial advisory services and acts as a broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

(d) Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting. Investment securities are reported at fair value. The fair value of investment securities is based on quoted market prices at the reporting date for those or similar investments. Any unrealized gains and losses are included in the statements of operations.

(e) Depreciation

Depreciation of office equipment is provided using the straight-line method based on estimated useful lives of three years.

(f) Federal and State Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

The State of Texas franchise tax owed is the higher of a designated percentage of capital or a designated percentage of adjusted taxable income, payable annually. Although the franchise tax is paid subsequent to year end, the portion of the franchise tax attributable to the Company's earnings is accrued in the fiscal year the earnings are recognized.

(2) Investment Securities

The Company invests in municipal and general obligation bonds. At December 31, 2001 and 2000, these securities were classified as investment securities and are reported at fair value. At December 31, 2001 and 2000, these securities had cost of $865,871 and $745,950 and fair values of $846,359 and $745,950, respectively. The unrealized loss on these securities was $19,512 and $-0- at December 31, 2001 and 2000, respectively.

(3) Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $150,000 as of December 31, 2001 and 2000 be maintained by the Company. The deposit with the clearing organization is secured by marketable securities owned, bears interest at a rate determined by the clearing organization, and is due on demand. There were amounts payable of $865,871 and $745,950 to the clearing organization as of December 31, 2001 and 2000, respectively, which primarily related to unsettled trades.

(4) Income Taxes

Income tax expense consists of the following:

	Year ended December 31	
	2001	**2000**
Federal:		
Current	$ 7,208	—
Deferred	—	1,948
	$ 7,208	1,948

Income tax expense in the accompanying statements of operations differs from the expected amounts computed by applying the applicable federal income tax rate to income (loss) before income tax expense. The reasons for these differences for the years ended December 31, 2001 and 2000, are as follows:

	2001		2000	
	Amount	**Percent of pretax earnings**	**Amount**	**Percent of pretax earnings**
Computed "expected" income tax expense (benefit)	$ 172,760	34%	$ (87,991)	34%
Increase (decrease) in income taxes resulting from:				
Nondeductible meals and entertainment	3,961	1	2,304	(1)
Other, net	(9,130)	(2)	8,325	(3)
Income tax expense (benefit)	167,591	33	(77,362)	30
Change in valuation allowance	(160,383)	32	79,310	(31)
Income tax expense	$ 7,208	1	$ 1,948	(1)%

Significant temporary differences that give rise to U.S. federal net deferred tax asset as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax asset:		
Loss carryforwards	$ —	163,734
Other	7,825	4,474
Total gross deferred tax asset	7,825	168,208
Less valuation allowance	(7,825)	(168,208)
Net deferred tax asset	$ —	—

A valuation allowance is provided for the deferred tax asset as management believes it is more likely than not that these assets may not be realized. During the years ended December 31, 2001 and 2000, the Company's valuation allowance (decreased) increased by ($160,383) and $79,310, respectively. During the year ended December 31, 2001, the company utilized net operating losses of $160,383. There are no net operating loss carryforwards at December 31, 2001.

(5) Commitments

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts which may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There are no open underwriting commitments at December 31, 2001 and 2000.

The Company leases office facilities, furniture and equipment under noncancelable operating leases expiring through September 2002. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. At December 31, 2001, future minimum rental commitments on such leases are as follows:

Year ending December 31	Amount
2002	$ 35,880

(6) Subordinated Borrowings

The borrowings under subordination agreements, including accrued interest, at December 31, 2001 and 2000, are as follows:

	2001	2000
Subordinated notes, 10%, due September 28, 2004	$ 265,166	245,167
Subordinated notes, 15%, due March 31, 2005	143,750	128,750
Subordinated notes, 15%, due April 30, 2005	212,359	189,859
Subordinated notes, 15%, due September 1, 2005	988,982	880,231
	$ 1,610,257	1,444,007

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(Continued)

(7) Minimum Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2001, the Company had net capital of $298,165 which exceeded its required net capital of $100,000 by $198,165. The Company's ratio of aggregate indebtedness to net capital was 4.17 to 1.

(8) Related Party Transactions

The Company has accounts receivables from an affiliate resulting from various transactions. The affiliate receivables of $900,000 and $185,314 at December 31, 2001 and 2000, respectively, are included in fees and other receivables in the accompanying statements of financial condition. The other income includes income earned from affiliate of $1,000,000 and $185,314 for various consulting services performed during the years 2001 and 2000, respectively. During the year 2001, the Company's employees also performed certain services on behalf of the affiliate for which the Company was reimbursed $159,000.

The Company has a management agreement with an affiliate whereby the affiliate manages the operations of the Company. A management fee of $80,000 was incurred during 2000, at the discretion of the affiliate. No management fee was paid or incurred during 2001.

(9) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession of Control Requirements" are not required.

APEX SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Net capital:		
Stockholder's deficit per the accompanying financial statements	$	(362,141)
Add:		
Subordinated borrowings allowable in computation of net capital		1,610,257
Total capital and allowable subordinated borrowings		1,248,116
Less nonallowable assets:		
Fees, receivables and other assets		(905,055)
Net capital before haircuts on investment securities		343,061
Haircuts on investment securities		(44,896)
Net capital		298,165
Net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness		100,000
Net capital in excess of required amount	$	198,165
Aggregate indebtedness	$	1,244,046
Ratio of aggregate indebtedness to net capital		4.17 to 1

Note: This computation differs from the computation of net capital and aggregate indebtedness under Rule 15c3-1 as of December 31, 2001 filed on January 23, 2002 by the Company with the National Association of Securities Dealers, Inc. on Part II on Form X-17-A-5 as follows:

		Net capital	Aggregate indebtedness	Ratio of aggregate indebtedness to net capital
As reported on Part II on Form X-17-A-5	$	305,373	1,236,838	4.05
Audit adjustments		(7,208)	7,208	0.12
As presented above	$	298,165	1,244,046	4.17

See accompanying independent auditors' report.

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Apex Securities, Inc.:

In planning and performing our audit of the financial statements and schedule of Apex Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and schedule and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 30, 2002